05041418

AAk 3/24/2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wespac Hawaii Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 North King Street, Suite 411
(No. and Street)

Honolulu | Hawaii | 96817
(City) | (State) | (Zip Code)

RECEIVED MAR 02 2005 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene T. Ichinoise, Jr. (808) 536-6983
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Latham, C.P.A.
(Name – *if individual, state last, first, middle name*)

735 Bishop Street, Suite 432, Honolulu, Hawaii 96813
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/25

OATH OR AFFIRMATION

I, Eugene T. Ichinoise, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wespac Hawaii Securities, Inc., as of February 28, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLEEN M. ENGLISH NOTARY PUBLIC STATE OF HAWAII

Signature

President, Secretary and Director

Title

Joleen M. English

Notary Public

Joleen M. English, Notary Public, State of Hawaii

My commission expires: 10/10/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: December 31, 2004

WESPAC HAWAII SECURITIES, INC.
(Name of Respondent)

111 N King Street Suite 411, Honolulu, Hawaii 96817
(Address of principal executive office)

Greig Sugiyama
Chief Financial Officer
Wespac Hawaii Securities, Inc.
111 North King Street Suite 411
Honolulu, Hawaii 96817
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

WESPAC HAWAII SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2004

Contents

Audited Financial Statements:

Accountant's Report 1
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholders' Equity 4
Statement of Changes in Liabilities Subordinated to Claims of Creditors 5
Statement of Cash Flows 6
Notes to Financial Statements 7-8

Other Financial Information:

Computation of Net Capital Pursuant to Rule 15c3-1 9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 10
Statement Pursuant to Rule 17a5(d)(4) 11

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Wespac Hawaii Securities, Inc., as of December 31, 2004, and the related statements of operations, statements of changes in financial conditions, changes in stockholders' equity, and changes in liabilities subordinated to claims of creditors and for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wespac Hawaii Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E. Latham

February 18, 2005

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: [redacted]
dave@davidelathamcpa.com

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	22,901
Investments at market value		12,779
Receivable from clearing broker		7,778
Tax refund receivable		4,217
Total current assets		47,675
Office Equipment Net of accumulated depreciation of $10,938		5,150
Other assets:		2,314
Total assets	$	**55,139**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	1,179
Commissions payable		4,130
Deferred income taxes		586
Total current liabilities		5,895
Stockholders' equity:		
Capital stock, $10 par value per share authorized, 100,000 shares ,issued and outstanding 1,200 shares		12,000
Retained earnings		37,244
Total stockholders' equity		49,244
Total liabilities and stockholders' equity	$	**55,139**

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions - mutual funds	$	57,094
Commissions - annuities		24,963
Interest		135
Unrealized gains on investments		949
		83,141
Expenses:		
Commissions to registered representatives		49,570
Regulatory fees		855
Depreciation		2,811
Rent		9,360
Other operating expenses		28,725
		91,321
Net loss before income tax		(8,180)
Income tax benefit		(1,655)
Net loss	$	(6,525)

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC..

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Capital Stock	Retained Earnings	Total Stock-holders' Equity
Balance at January 1, 2004	12,000	43,769	55,769
Stock repurchase			
Net loss		(6,525)	(6,525)
Balance at December 31, 2004	$ 12,000	$ 37,244	$ 49,244

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS YEAR ENDED DECEMBER 31, 2004

Balance, January 31, 2004	$	-0-
Balance, December 31, 2004	$	-0-

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss		(6,525)
Adjustments to reconcile net income to net cash provided by (used by) operations:		
Unrealized gain on investments		(949)
Depreciation		2,811
Provision for deferred taxes		(159)
Changes in operating assets and liabilities:		
Commissions receivable		(2,366)
Tax refund receivable		(1,496)
Other assets		(2,040)
Commissions payable		1,591
Accrued liabilities		(1,740)
Net cash used by operating activities	$	(10,873)
Cash flows from investing activities:		
Purchase of Equipment		(1,936)
Net cash used by investing activities	$	(1,936)
Net decrease in cash and cash equivalents		(12,809)
Cash and cash equivalents at January 1, 2004		35,710
Cash and cash equivalents at December 31, 2004	$	22,901
Supplemental disclosure:		
Cash paid during the year for:		
Income taxes		-0-
Interest		19

SEE NOTES TO FINANCIAL STATEMENTS

1. **Organization and Nature of Business.**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in the brokerage, investment advisory and venture capital business in the State of Hawaii.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $5,000.

2. **Significant Accounting Policies.**

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Security transactions:

Securities transactions and related commission revenue and expense are recorded on the trade date basis with the settlement date generally set for the seventh day following the trade date.

Investments:

The company classifies its investments in marketable securities as available for sale. Securities with readily determinable fair values are carried at market value on the statement of financial position. Securities without readily determinable fair value are carried at cost on the financial statements. Unrealized gains and losses are included in the accompanying statement of income.

Property, equipment and depreciation:

Property and equipment are stated at cost.

The company follows the practice of capitalizing all expenses for property and equipment in excess of $300. Depreciation is provided on the declining balance method over an estimated useful life of 5 years.

Deferred Income taxes:

For income tax reporting, the company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds declining balance depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $27,232 which was $22,232 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1.

4. Leases.

The company is currently leasing office space from Yee Hop Realty at 111 North King Street, Honolulu, Hawaii. The lease agreement is on a month-to-month basis and requires monthly rental payments of $780. Rent expense amounted to $9,360 for the year ended December 31, 2004.

5. Income Taxes and Net Operating Loss Carryforward.

The Company had a net operating loss of $7,332 for tax purposes for the year ended December 31, 2004. This loss will be carried back to 2002 to obtain a refund of $1,100 of Federal tax and $396 of Hawaii state tax. The provision for income taxes for the year ended December 31, 2004 consisted of the following:

Current tax refund	($1,496)
Deferred tax reduction	(159)
	($1,655)

6. NASD Assessment.

The Company was audited by the National Association of Securities Dealers during 2004 and were found to not have implemented an anti money laundering policy within the proscribed time frame. This may result in an assessment from the NASD of as much as $5,000.

WESPAC HAWAII SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL AND DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2004

Total capital (from Statement of Financial Condition)	$	49,244
Less: Leasehold improvements, furniture and equipment and other assets		18,817
Net capital before haircuts on securities positions	$	30,427
Haircuts on securities		3,195
Net Capital	$	27,232
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	393
Minimum dollar net capital	$	5,000
Net capital requirements (greater of above amounts)	$	5,000
Excess of net capital	$	22,232
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	5,895
Percentage of agregate indebtedness to net capital		21.65%

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

**INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2004**

Wespac Hawaii Securities, Inc. Does not receive directly or indirectly, or hold funds or Securities for or owe funds or securities to, customers and does not carry accounts of, or for, customers.

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

DECEMBER 31, 2004

Net capital per respondent's most recent X-17A-5, Part II		$	27,089
Adjustment for:			
Increase in:			
Investments	219		
Operating expenses	(21)		
Haircuts on securities	(55)		
Total Adjustments			143
Net capital per audited financial statements		$	27,232

SEE NOTES TO FINANCIAL STATEMENTS

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 18, 2005

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc., for the year ended December 31, 2004, and have issued my report thereon dated February 18, 2005.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17A-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Because Wespac does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Wespac in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance

PACIFIC GUARDIAN CENTER ◦ DILLINGHAM BLDG. ◦ 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 ◦ E-MAIL: [redacted]
dave@davidelathamcpa.com

recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17A-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

As part of my study I verified that Wespac Hawaii Securities, Inc., has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering.

My study and evaluation of the system of accounting control for the year ended December 31, 2004, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

David Slatton

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DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 18, 2005

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc. for the year ended December 31, 2004, and have issued my report thereon dated February 18, 2005.

As part of my study I verified that Wespac Hawaii Securities, Inc. has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering. This includes tests of the firm's books and records.

My study and evaluation of the system of accounting control, including my review of the firm's anti-money laundering policy for the year ended December 31, 2004, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, in my opinion Wespac Hawaii Securities, Inc., is in compliance with its AML program.

A:\04-corpfin\Wespac\money laundering ltr.wpd

PACIFIC GUARDIAN CENTER ◦ DILLINGHAM BLDG. ◦ 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 ◦ E-MAIL: [redacted]
dave@davidelathamcpa.com